

Mailstop 4561

December 23, 2016

Marc Montagner
Chief Financial Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

> **Re:** **Endurance International Group Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 4, 2016**
> **File No. 001-36131**

Dear Mr. Montagner:

We have reviewed your December 7, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to the prior comment are to the comment in our November 30, 2016 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2. Summary of Significant Accounting Policies

Basis of Preparation, page 6

1. We note your response to prior comment 1. With regards to the qualitative factors outlined in ASC 280-10-50-11, please address the following:

    - Your response with regards to similar products and services appears to focus on customer type and product distribution; however, it remains unclear why you believe the products themselves are similar. In this regard, Constant Contact's products are focused on e-mail marketing services while the Legacy segment provides web hosting related products. Please explain.

- Describe the workforce for each segment. Tell us whether the individual products require specific or differing levels of expertise to ensure, for example, effective sales, product implementation or product support, or explain why not. If employees are shared between the segments, please explain how and to what extent.
- You state that subscribers for both operating segments are small and medium-sized businesses. We note in their December 31, 2014 Form 10-K, Constant Contact refers to a customer base that includes various types of small organizations, including retailers, restaurants, law and accounting firms, consultants, non-profits, religious organizations and alumni associations.   Please describe further the specific type of SMBs that each segment targets and how you determined that the customer bases are similar. If there is a significant weighting of customers in one type of business or organization (i.e., non-profits, religious organizations, etc.) please indicate as such.
- You state that customers purchase products from both segments. Describe the extent of the overlap among your operating segments and provide the proportion of revenue in each operating segment that is attributable to overlapping customers.

2.   We note your discussion of the economic similarities as it relates to the segment gross margins. Please address further the following:

- Tell us whether there are any other factors that impact your gross margin. If so, please explain how and to what extent such factors affect each of the operating segments similarly and are expected to continue to be similar.
- Explain the significant difference in the historical gross margins of each segment, excluding the impact of purchase accounting adjustments.
- Please clarify whether costs are consistently classified by each segment.
- Explain the drivers behind the increasing trend in the Legacy segment's gross margin.
- If the segments are economically similar, please tell us the benefit of organizing your business into two separate operating segments. Also, tell us whether you plan to integrate the operating segments into one and if so, when.

3.   Please describe your long-term projection plans, how and when you intend to achieve them, and where you are in that process.   In your response, please address how the Legacy segment's ability to successfully consolidate operations and integrate acquired entities may impact your long-term projections.

4.   Provide us with projected information for the following. As applicable, include an explanation of any differences in trends or margins:

- Revenue
- Operating margin

- Measure of segment profitability, if different from gross margin
- Other financial measures used by the CODM to allocate resources and assess performance, and
- Financial measures for which segment managers are held accountable.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services